Filed by Mid Penn Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Mid Penn Bancorp, Inc.

Commission File No.: 333-220020

NEWS RELEASE

Contact: Brittany M. Zolko

(717) 692-7187

brittany.zolko@midpennbank.com

FOR IMMEDIATE RELEASE

Mid Penn Bancorp, Inc. Receives Regulatory Approvals for The Scottdale Bank & Trust Company Merger

MILLERSBURG, Pa. (Dec. 13, 2017) (GLOBE NEWSWIRE) – Mid Penn Bancorp, Inc. (“Mid Penn”) (NASDAQ:  MPB) and The Scottdale Bank & Trust Company (“Scottdale”) (OTC: SDLJ), announced today that they have received all required approvals from the Federal Deposit Insurance Corporation, the Board of Governors of Federal Reserve System and the Pennsylvania Department of Banking and Securities to complete their proposed merger. Shareholders from both Mid Penn and Scottdale approved the transaction on November 17, 2017. Mid Penn intends to close the transaction on January 8, 2018. Accordingly, the deadline for receipt of the cash/stock elections by Scottdale shareholders is 5:00 p.m. ET on Friday, December 29, 2017.

Following completion of the merger, Scottdale will be merged into Mid Penn Bank and will operate as “Scottdale Bank & Trust, a division of Mid Penn Bank.”

“With this merger, our goal is to offer Scottdale customers an even better banking experience, provide shareholders with a meaningful return on their investment and expand our community commitment,” said Mid Penn President and CEO Rory G. Ritrievi. “Scottdale is a very good fit for our brand of community banking, and it is our priority to ensure this merger is seamless to all involved.”

The merger will expand Mid Penn’s footprint into western Pennsylvania including Westmoreland and Fayette counties. Mid Penn, on a pro forma basis following completion of the merger, would have had over $1.3 billion in assets as of June 30, 2017.

Sandler O’Neill + Partners, L.P. acted as financial advisor and Stevens & Lee acted as legal advisor to Mid Penn in the transaction. Ambassador Financial Group, Inc. acted as financial advisor and Tucker Arensberg, P.C. acted as legal advisor to Scottdale.

About Mid Penn Bancorp, Inc.

Mid Penn Bancorp, Inc. (NASDAQ: MPB), through its banking subsidiary, Mid Penn Bank, has been serving Central Pennsylvania since 1868. Headquartered in Millersburg, Pa., Mid Penn Bank has 23 retail locations in Cumberland, Dauphin, Lancaster, Luzerne, Northumberland and Schuylkill Counties. The bank offers a diverse portfolio of products and services to meet the personal and business banking needs of the community. To learn more about Mid Penn Bank, visit midpennbank.com.

About The Scottdale Bank & Trust Company

The Scottdale Bank & Trust Company has total assets of approximately $263 million. Headquartered in Scottdale, Pa., the bank has been serving the community since 1901. Scottdale provides personal banking, business banking and trust services through its five locations in Westmoreland and Fayette counties. Additional information is available through the bank’s website at www.sbtbank.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Mid Penn filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 to register the shares of Mid Penn common stock to be issued to the shareholders of Scottdale. The registration statement included a joint proxy statement/prospectus, which was sent to the shareholders of Mid Penn and Scottdale seeking their respective approvals of the merger. In addition, each of Mid Penn and Scottdale may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MID PENN, SCOTTDALE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, Attention: Investor Relations (telephone: 717-692-7105) or The Scottdale Bank & Trust Company, 150 Pittsburgh Street, Scottdale, Pennsylvania 15683, Attention: Investor Relations (telephone: 724-227-8330) or by accessing Mid Penn's website at www.midpennbank.com under "Investors". The information on Mid Penn's and Scottdale's websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Mid Penn, Scottdale and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Mid Penn and Scottdale in connection with the transaction. Information about the directors and executive officers of Mid Penn is set forth in the joint proxy statement/prospectus. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This press release, and oral statements made regarding the subjects of this release, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's current views and expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may be identified by such forward-looking terminology as "continues," "expect," "look," "believe," "anticipate," "may," "will," "should," "projects," "strategy" or similar statements. Actual results may differ materially from such forward-looking statements, and no reliance should be placed on any forward-looking statement.  Factors that may cause results to differ materially from such forward-looking statements include, but are not limited to, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; prepayment speeds, loan originations, credit losses and market values on loans, collateral securing loans, and other assets; sources of liquidity; common shares outstanding; common stock price volatility; fair value of and number of stock-based compensation awards to be issued in future periods; the impact of changes in market values on securities held in Mid Penn’s and Scottdale’s portfolio; legislation affecting the financial services industry as a whole, and Scottdale, Mid Penn and Mid Penn Bank individually or collectively, including tax legislation; regulatory supervision and oversight, including monetary policy and capital requirements; changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies; increasing price and product/service competition by competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the mix of products/services; containing costs and expenses; governmental and public policy changes; protection and validity of intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in large, multi-year contracts; the outcome of future litigation and governmental proceedings, including tax-related examinations and other matters; continued availability of financing; financial resources in the amounts, at the times and on the terms required to support Mid Penn and Mid Penn Bank’s future businesses; and material differences in the actual financial results of merger, acquisition and investment activities compared with Mid Penn’s initial expectations, including the full realization of anticipated cost savings and revenue enhancements.  For a list of other factors which would affect our results, see Mid Penn’s filings with the SEC, including those risk factors identified in the "Risk Factor" section and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2016. The statements in this press release are made as of the date of this press release, even if subsequently made available by Mid Penn or Scottdale on its website or otherwise. Neither Mid Penn nor Scottdale assumes any obligation for updating any such forward-looking statements at any time, except as required by law.

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